EXHIBIT 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary share, par value of US$0.0001 per share of Bukit Jalil Global Acquisition 1 Ltd., a Cayman Islands company whose principal place of business is in Malaysia shall be filed on behalf of the undersigned.

June 30, 2023

Bukit Jalil Global Investment Ltd.

By:	/s/ Chyi Chyi Ooi
Name:	Chyi Chyi Ooi
Title:	Director

/s/ Chyi Chyi Ooi
Chyi Chyi Ooi